UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 30, 2025

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Issuers´ Management Office

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

Re: EDENOR S.A. - Material fact

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A. or the “Company”), in order to inform that today Resolution No. 304/25 of the National Electricity Regulatory Entity (ENRE) was published in the Official Gazette, which approves the Five-Year Tariff Review corresponding to EDENOR S.A. applicable as of May 1st of the current year.

Yours faithfully,

.

Solange Barthe Dennin

Market Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 30, 2025